January 31, 2007

Mail Stop 4561

Howard Leventhal
President
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

Re: USTelematics, Inc. (f/k/a Mobilier, Inc.)
Amended Registration Statement on Form 10-SB/A
Amended Form 10-QSB for August 31, 2006
Filed January 25, 2007
Form 10-QSB for November 30, 2007 [2006? BJ]
Filed January 16, 2007
File No. 0-52193

Dear Mr. Leventhal:

We have reviewed the filings listed above and have the following comments.

Amended Form 10-SB
Item 7. Certain Relationships and Related Transactions, page 20

1. See our prior comment 4. Include your supplemental response to that comment in
    the disclosure pursuant to this Item.

Amended Form 10-QSB for August 31, 2006
Form 10-QSB for November 30, 2006
Item 3. Controls and Procedures, page 4

2. Please see our prior comment 6 of our letter dated January 10, 2007. As
    previously requested, to the extent that the costs of remediation were material,
    please amend your disclosure.

3. Please include a response to Item 308(c) of Regulation S-B regarding changes in
    your internal control over financial reporting in both of the Forms 10-QSB.

4. Please revise your Exhibit 31 Certifications to comply with Item 601(b)(31) of
    Regulation S-B. In this regard, the opening of the certification should include
    only the name of the certifying officer and not the position.

Closing

       You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Marc J. Ross
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas, 21st Floor
      New York, NY 10018
      Facsimile No. (212) 930-9725